UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2012

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update of Chapter 11 Court Proceedings

  Sale of the Company’s Indirect Ownership of CDC Software Corporation

     As previously disclosed, on February 1, 2012, CDC Corporation (the
“Company”) and CDC Software International Corporation (“Software International”)
entered into a Share Purchase Agreement, as amended, (the “SPA”) with
Archipelago Holdings (the “Buyer”), an affiliate of Vista Equity Partners, for the sale of the Company’s indirect share holdings in CDC Software Corporation
(“CDC Software”).  The purchase price under the SPA for the Company’s indirect share holdings of CDC Software is $10.50 per share, in cash, or approximately
$249,788,301 (the “Purchase Price”).

     On April 11, 2012, Buyer completed the purchase of the Company’s indirect share holdings pursuant to the terms of the SPA, for the Purchase Price.

     Lamberth, Cifelli, Stokes, Ellis & Nason P.A. acted as legal counsel to the
Company and Moelis & Company acted as the Company’s exclusive financial advisor with respect to the sale.

  Approval of Evolution Settlement

     As previously disclosed, on March 13, 2012, the Company reached and executed a settlement agreement (“Settlement Agreement”) with Evolution CDC SPV
Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M, Evo China Fund
and E1 Fund, Ltd. (collectively, “Evolution”) relating to the previously disclosed judgment against the Company and in favor of Evolution in the amount of $65,356,061.41 plus post-judgment interest of 18% per annum (the “Evolution
Judgment”), the Company’s appeal related thereto, and the Company’s affirmative claim against Evolution.

     On March 14, 2012, the Company filed with the Court a Motion for Order
Under Rule 9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and
Approving a Settlement Agreement Resolving Disputes Between Debtor and Evolution
Parties (the “Settlement Motion”) seeking the Court’s approval of the Settlement
Agreement.

     The Settlement Motion was heard and approved by the Court on April 10,
2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: April 11, 2012	By:	Marcus A. Watson
	Name:	Marcus A. Watson
	Title:	Chief Restructuring Officer